The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

October 15, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings
~~The Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release document to the Commission:

REVISION OF CONSOLIDATED EARNINGS
FORECAST FOR FISCAL YEAR 2008

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Masazumi Eto
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

10/21

RECEIVED
2008 OCT 21 P 12:25

October 15, 2008

To whom it may concern:

Name of listed company: Chuo Mitsui Trust Holdings, Inc.
(Code No.: 8309)

Revision of Consolidated Earnings Forecast for Fiscal Year 2008

Chuo Mitsui Trust Holdings, Inc. ("CMTH") hereby announces the following revision of earnings forecast for fiscal year 2008, which was previously announced on May 19, 2008.

There are no changes in forecasts for non-consolidated earnings and dividends of CMTH.

1. Earnings Forecast for FY2008 <Consolidated>

(1) First Half FY2008 (from April 1, 2008 to September 30, 2008) (Yen billion)

	Previous forecast (A)	Revised forecast (B)	Change (C) ((B) − (A))	% (C)/(A)
Ordinary income	210.0	210.0	−	−
Ordinary profit	60.0	26.0	(34.0)	(56.7)%
Net income	30.0	12.0	(18.0)	(60.0)%

(2) FY2008 (from April 1, 2008 to March 31, 2009) (Yen billion)

	Previous forecast (A)	Revised forecast (B)	Change (C) ((B) − (A))	% (C)/(A)
Ordinary income	430.0	430.0	−	−
Ordinary profit	140.0	100.0	(40.0)	(28.6)%
Net income	80.0	60.0	(20.0)	(25.0)%

2. Reason for Revision

(1) First Half FY2008

Previous earnings forecast is revised, for the profit levels of two subsidiary banks are expected to fall short of initial projections under current sluggishness in domestic and international economy.

(2) FY2008

Reflecting the revision of earnings forecast for the first half FY2008, previous earnings forecast for FY2008 is also revised.

(Reference 1)

Summary of Earnings Forecast for Fiscal Year 2008

1. Earnings Forecast of Combined Non-consolidated Totals for Two Bank Subsidiaries
(The Chuo Mitsui Trust and Banking ("CMTB") and Chuo Mitsui Asset Trust and Banking)

(1) First Half FY2008 (from April 1, 2008 to September 30, 2008) (Yen billion)

	Previous forecast (A)	Revised forecast (B)	Change (B)-(A)
Pre-provision profit	75.0	62.0	(13.0)
Ordinary profit	60.0	27.0	(33.0)
Net income	35.0	15.0	(20.0)
Credit costs (minus)	5.0	0.0	(5.0)

(2) FY2008 (from April 1, 2008 to March 31, 2009) (Yen billion)

	Previous forecast (A)	Revised forecast (B)	Change (B)-(A)
Pre-provision profit	160.0	147.0	(13.0)
Ordinary profit	135.0	102.0	(33.0)
Net income	85.0	67.0	(18.0)
Credit costs (minus)	10.0	10.0	−

・Earnings forecast for First Half FY2008

・Although banking related profit is expected to exceed our projection through factors including steady increase of housing loan balance, pre-provision profit is expected to be JPY62.0bn, decreased by JPY13.0bn from previous forecast. This is mainly due to investment trust and annuity insurance sales profit and real estate related profit falling short of projections, caused by sluggishness in both domestic and international economy.

・In addition to the factors mentioned above, as a result of devaluation of stock portfolio (JPY16.0bn) caused by the decline of stock market, ordinary profit is expected to be JPY27.0bn, decreased by JPY33.0bn from previous forecast. Consequently, interim net income is expected to be JPY15.0bn, decreased by JPY20.0bn from previous forecast.

・Credit cost is expected to decrease by JPY5.0bn from previous forecast, as a result of loss related to Lehman Brothers Group offset by reversal of reserves for loans to certain borrowers.

・Earnings forecast for FY2008

・As a result of revision of earnings forecast for first half FY2008, pre-provision profit for FY2008 is expected to decrease by JPY13.0bn to JPY147.0bn, ordinary profit is expected to decrease by JPY33.0bn to JPY102.0bn, and net income is expected to decrease by JPY18.0bn to JPY67.0bn from previous forecasts.

・With regard to credit cost, although it is expected to decrease for first half FY2008, full fiscal year credit cost is expected to be JPY10.0bn, the same as previous forecast, based on the current business environment.

2. Disclosure of Claims Classified under the Financial Revitalization Law
(As of the end of September 2008, CMTB <Non-consolidated>)

<Banking account + Trust account> (Yen billion)

	End-3/08 actual (A)	End-9/08 forecast (B)	Change (B) − (A)
Total claims classified under the Financial Revitalization Law	155.6	140.0	(15.6)
Non-performing claims ratio(%)	1.7	1.5	(0.2)

3. Net Unrealized Gains (Losses) on Available-for-Sale Securities
(As of the end of September 2008, CMTH <Consolidated>) (Yen billion)

	End-3/08 actual (A)	End-9/08 forecast (B)	Change (B) − (A)
Available-for-sale	67.5	10.0	(57.5)
Stocks	168.0	140.0	(28.0)
Bonds	(35.8)	(50.0)	(14.2)
Others	(64.6)	(80.0)	(15.4)

(Reference 2)

Status of Overseas Investment and Loans

1. Market Value Available (Securities) (Excluding Foreign Government Bonds and US Agency MBS)

【CMTB, Non-consolidated】

(Yen billion)

	End-9/08 forecast		Note
	Acquisition cost	Unrealized gain/loss	
Subprime loans/Investments	(*1) None	–	
Others	435.0	(30.0)	
CDO (*2)	10.0	(*2) –	Managed synthetic CDO
Investment trusts (bond funds)	10.0	(0.0)	Investments mainly to public and corporate bonds, domestic and foreign
Investment trusts (credit funds)	25.0	(3.0)	Investments mainly to bank loans toward US companies
Investment trusts (stock funds, etc.)	10.0	(1.0)	Market neutral funds of US equities, etc.
Foreign bonds, etc.	380.0	(26.0)	Overseas corporate bonds, etc.
Total	435.0	(30.0)	

2. Market Value Available (Foreign Government Bonds and US Agency MBS)

【CMTB, Non-consolidated】

(Yen billion)

	End-9/08 forecast	
	Acquisition cost	Unrealized gain/loss
Foreign government bonds	75.0	(1.0)
Agency MBS	545.0	(7.0)
Total	620.0	(8.0)

(*1)
No exposure to "Alt-A" loans

(*2)
Credit derivative portion of this CDO is bifurcated, and unrealized loss for the credit derivative portion is expected to be ¥8.0bn. Since ¥5.0bn of that was already posted as derivative cost last fiscal year, ¥3.0bn is expected to be posted as derivative cost for first half FY2008.

3. Market Value Unavailable (Loans, Securities, and Acceptances and Guarantees)

【CMTB, Non-consolidated】

(Yen billion)

	End-9/08 forecast
Subprime loans/Investments	(*1) None
Others	140.0
Corporate loans	125.0
Securities of non-listed companies	10.0
Acceptances and guarantees (corporate)	5.0
Total	140.0

END